Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2007

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated June 29, 2007, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: July 2, 2007	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

The Hague, June 29, 2007

AEGON and BRE Bank to merge Polish pension funds

AEGON has signed an agreement to merge its Polish pension fund management company PTE Ergo Hestia SA with BRE Bank’s PTE Skarbiec-Emerytura SA. Under the agreement, BRE Bank has granted AEGON an option to acquire BRE Bank’s shareholding in the combined pension fund, once the merger process is complete. The purchase price shall be approximately EUR 100 million, increased by the net current asset value of PTE Skarbiec-Emerytura, the exact amount of which shall have been determined at the time of the merger of the companies.

This agreement will strengthen AEGON’s position in the rapidly-growing Polish pension market and marks another step toward further expanding the Group’s businesses in Central and Eastern Europe. Together, PTE Ergo Hestia and PTE Skarbiec-Emerytura will become the fifth largest pension fund management company in Poland, with a market share of approximately 5 percent. Combined, the two funds have more than 800,000 members and nearly EUR 1.7 billion assets under management*).

The agreement between AEGON and BRE Bank is subject to approval from Poland’s Financial Supervision Commission (KNF) and the country’s Office of Competition and Consumer Protection (OCCP).

Donald J. Shepard, AEGON’s Chairman and CEO, said: “Our strong and expanding business in Poland is key to AEGON’s Central and Eastern European growth strategy. Pensions are one of AEGON’s core strengths and, as such, we welcome this opportunity with BRE Bank to further enhance AEGON’s ability to provide quality and reliable retirement solutions to customers throughout Poland”.

Jaroslaw Kubiak, Chief Executive Officer of PTE Ergo Hestia, added: “Combining our two funds will create a company that has enough scale and commercial reach to make a difference in the Polish market. Together, we will have an opportunity to increase our market share and make use of our considerable strengths in distribution and in asset management. In addition, we will be able to leverage AEGON’s significant global resources and global expertise”.

Mr. Kubiak will become Chief Executive Officer of the newly-combined pension fund, upon the merger’s approval by the regulatory and supervisory authorities in Poland. The merger process is expected to take between 8 and 12 months.

AEGON currently has pension and life insurance operations in four countries in Central and Eastern Europe –the Czech Republic, Hungary, Poland and Slovakia. AEGON acquired PTE Ergo Hestia in April 2007. PTE Ergo Hestia will shortly be renamed PTE AEGON. In January 2007, AEGON also signed a joint venture agreement with Banca Transilvania to start a pension business in Romania later this year.

AEGON aims to expand its businesses in the region over the next several years, increasing its number of pension fund members from 1.2 million currently to 2 million members by 2010. AEGON also aims to double its assets under management in Central and Eastern European countries to EUR 8 billion.

*)	Source: KNF, May 2007

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition is to be the best in the industry.

DISCLAIMER

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

•	All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free) / +1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

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